February 23, 2010

Mr. Jeffrey Riedler
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	The Hartford Financial Services Group, Inc. (the “Company” or “The Hartford”) Form 8-K filed February 16, 2010 File No. 001-13958

Dear Mr. Riedler:

This letter is in response to your February 19, 2009 letter providing comments from the Securities and Exchange Commission (the “Commission”) staff (the “Staff”) resulting from their review of the Company’s disclosures in the filing listed above.

At your request, the Company is acknowledging the following with respect to its responses provided in this filing:

•	The Company is responsible for the adequacy and accuracy of the disclosure in this filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to this filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

SEC Comment 1:

You disclose that you entered into a letter agreement with Mr. Swift on February 14, 2010. Please advise us whether you intend to file this letter agreement with either your Form 10-K for the year ended December 31, 2009 or your Form 10-Q for the quarter ended March 31, 2010.

Company Response 1:

The Company intends to file Mr. Swift’s letter agreement with its Form 10-K for the year ended December 31, 2009.

Mr. Jeffrey Riedler
February 23, 2010

SEC Comment 2:

You disclose that your current Chief Financial Officer, Ms. Zlatkus, will assume the role of Chief Risk Officer. Please advise us whether you amended your employment agreement with Ms. Zlatkus. If this agreement was amended, please amend your Form 8-K to describe the material terms and conditions of Ms. Zlatkus’ amended agreement and advise us whether you intend to file this a copy of this amended agreement with either your Form 10-K for the year ended December 31, 2009 or your Form 10-Q for the quarter ended March 31, 2010.

Company Response 2:

The Company did not, and does not intend to, amend its employment agreement in connection with the assumption by Ms. Zlatkus of the role of Chief Risk Officer effective March 1, 2010.

We would be happy to respond to any further questions you or your staff may have. You may call me at 860-547-5991.

Sincerely,

/s/ Ricardo A. Anzaldúa

Ricardo A. Anzaldúa
Senior Vice President and Corporate Secretary